===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 ------------
                                  SCHEDULE TO

                                Amendment No. 1

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                 ------------
                                AIRBORNE, INC.
                      (Name of Subject Company (issuer))
                                 ------------
                            AIRBORNE, INC. (issuer)
               DHL WORLDWIDE EXPRESS B.V. (affiliate of issuer)
                    DEUTSCHE POST AG (affiliate of issuer)
                           (Names of Filing Persons)
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2007
                        (Title of Class of Securities)
                            009269AA9 and 009269AB7
                    (CUSIP Numbers of Class of Securities)
                                 ------------
                                AIRBORNE, INC.
                                 P.O. Box 662
                        Seattle, Washington 98112-0662
                                 206-830-1592
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                                 ------------
                                   Copy to:
                            D. Rhett Brandon, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3615
                           CALCULATION OF FILING FEE
     ====================================================================
          Transaction Valuation*               Amount of Filing Fee
               $47,917                              $4.00
     ====================================================================
* The transaction value shown is reflects the cost of purchasing $150,000,000 principal amount of Notes at the purchase price ($1,080 per $1,000 of the principal amount of the notes, plus accrued and unpaid interest up to but excluding November 19, 2003 (the expected date of acceptance for purchase and of payment)).

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                 Filing Party:
     File No:                                Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /  third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

===============================================================================

     This Amendment No. 1 (this "Amendment") amends and restates the Tender Offer Statement originally filed on October 15, 2003, under cover of Schedule TO ("Schedule TO-I"), relating to the Offer (now hereinafter referred to as the Tender Offer (as defined therein)) and the Change in Control Offer (as defined in the Statement (as defined below)) made, by Airborne, Inc., a Delaware corporation ("Airborne"), for any and all of its outstanding 5.75% Convertible Senior Notes due 2007 (the "Notes"), including the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice (as it may be amended or supplemented from time to time, the "Statement") and the related Consent and Letter of Transmittal, filed herewith as Exhibits (a)(1) and (a)(2), and certain other Exhibits.

         All information previously filed on October 15, 2003 in the Schedule TO-I for Items 2, 4, 5, 6, 8, 10, 11, 13 and Exhibits (a)(5), (b), (d)(1),
(d)(2), (d)(3), (g) and (h) in Item 12, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to Items 1 through 12 in this Amendment. In addition, all information in the amended and restated Statement is hereby expressly incorporated herein by reference in response to all the items of this Amendment, except as otherwise set forth below.

Item 2.  Subject Company Information.

(b) The subject class of securities is Airborne's 5.75% Convertible Senior Notes due 2007. As of November 4, 2003, $150,000,000 aggregate principal amount of the Notes were outstanding. Each $1,000 principal amount of Notes is convertible into $908.65 and
         42.7599 shares of common stock, par value $0.01 per share, of ABX Air, Inc., an unaffiliated and independent public company that was spun-off from Airborne as part of the Merger.

Item 3. Identity and Background of the Filing Person.

(a) The name of the subject company is Airborne, Inc. The address of its principal executive office is 3101 Western Avenue, P.O. Box 662, Seattle, Washington 98111-0662. The telephone number for Airborne is
         (206) 830-1592. Airborne is an indirect wholly owned subsidiary of DHL Worldwide Express B.V. ("DHL"). DHL's principal executive office is c/o DHL International, Global Coordination Centre, De Kleetlaan 1, 1831 Diegem, Belgium. The telephone number for DHL is +32-2-713-48-05. DHL is an indirect wholly owned subsidiary of Deutsche Post AG ("Deutsche Post"). Deutsche Post's principal executive office is Headquarters, 53250 Bonn, Germany. The telephone number is +49-228-182-9988.


Item 7. The information set forth in the section of the Statement entitled, "Purpose of the Offers; Source of Funds" of the Statement is incorporated herein by reference.

Item 8.

(a) To the best knowledge of Airborne, DHL and Deutsche Post, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

Item 10.

         Not applicable because the consideration offered by Airborne, DHL and Deutsche Post consists solely of cash, the offer is not subject to any financing condition and the offer is for all outstanding Notes.

Item 12.  Exhibits.

The documents previously filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) on October 15, 2003 under the cover Schedule TO-I are hereby amended and restated as set forth below.

Exhibit No.                                    Description
-----------                                    -----------
Exhibit (a)(1)               Offer to Purchase, Consent Solicitation Statement
                             and Change in Control Notice, dated October 15,
                             2003, as amended November 5, 2003.

Exhibit (a)(2)               Consent and Letter of Transmittal.

Exhibit (a)(3)               Letter to Brokers, Dealers, Commercial Banks,
                             Trust Companies and Other Nominees.

Exhibit (a)(4)               Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other
                             Nominees.

Exhibit (a)(6)               Press release issued by Airborne on
                             November 5, 2003, amending and restating the terms of its Offer to Purchase, Consent
                             Solicitation and Change of Control Notice, originally filed on October 15, 2003.

Exhibit (a)(7)               Form W-9

                                   SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2003       Airborne, Inc.



                               By:/s/ John Fellows
                                  ---------------------------------------------
                                  Name:   John Fellows
                                  Title:  President and Chief Executive Officer

                               DHL Worldwide Express B.V.



                               By:/s/ Geoff Cruikshanks
                                  ---------------------------------------------
                                  Name:  Geoff Cruikshanks
                                  Title: Authorized Signatory



                               Deutsche Post AG



                               By:/s/ Dr. Bernd Boecken
                                  ---------------------------------------------
                                  Name:  Dr. Bernd Boecken
                                  Title: Head of Corporate Finance

                                EXHIBIT INDEX

Exhibit No.                                   Description
-----------                                   -----------

Exhibit (a)(1)               Offer to Purchase, Consent Solicitation
                             Statement and Change in Control Notice, dated
                             October 15, 2003, as amended November 5, 2003.

Exhibit (a)(2)               Consent and Letter of Transmittal.

Exhibit (a)(3)               Letter to Brokers, Dealers, Commercial Banks,
                             Trust Companies and Other Nominees.

Exhibit (a)(4)               Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other
                             Nominees.

Exhibit (a)(6)               Press release issued by Airborne on
                             November 5, 2003, amending and restating the terms of its Offer to Purchase, Consent
                             Solicitation and Change of Control Notice, originally filed on October 15, 2003.

Exhibit (a)(7)               Form W-9